NOTE: THIS DOCUMENT HAS BEEN TRANSLATED FROM THE JAPANESE ORIGINAL FOR REFERENCE PURPOSES ONLY. IN THE EVENT OF ANY DISCREPANCY BETWEEN THIS TRANSLATED DOCUMENT AND THE JAPANESE ORIGINAL, THE ORIGINAL SHALL PREVAIL.

Filed by Daishi Hokuetsu Financial Group, Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: The Gunma Bank, Ltd. (File Number: 132-02874)

March 26, 2026

To whom it may concern:

Company:	The Gunma Bank, Ltd.
Representative:	Akihiko Fukai, President and Representative Director
(Code number: 8334, TSE Prime)
Company:	Daishi Hokuetsu Financial Group, Inc.
Representative:	Michiro Ueguri, President and Representative Director
(Code number: 7327, TSE Prime)

Announcement of Definitive Agreement on Business Integration through Share Exchange between The Gunma Bank, Ltd. and Daishi Hokuetsu Financial Group, Inc.

The Gunma Bank, Ltd. (Akihiko Fukai, President and Representative Director; “Gunma Bank”) and Daishi Hokuetsu Financial Group, Inc. (Michiro Ueguri, President and Representative Director; “Daishi Hokuetsu Financial Group”; and Gunma Bank and Daishi Hokuetsu Financial Group, collectively, the “Two Companies”; and Gunma Bank and Daishi Hokuetsu Bank, Ltd. (Michiro Ueguri, President and Director; “Daishi Hokuetsu Bank”), a subsidiary of Daishi Hokuetsu Financial Group are hereinafter referred to as the “Two Banks”; and including their respective group companies, the “Two Company Groups”) hereby announce the following given that, based on the memorandum of understanding executed between the Two Companies on April 24, 2025, (a) the board of directors of each Company resolved, by the resolution of its respective board of directors dated today, to carry out a business integration (the “Business Integration” or the “Transaction”) based on the basic policy of mutual trust and an equal integration, subject to approval being obtained from the shareholders meeting of each Company and the necessary approvals and permits being obtained from relevant authorities (including a registration statement based on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) being submitted and becoming effective) and (b) the Two Companies have executed a share exchange agreement (the “Share Exchange Agreement”) and a business integration agreement (the “Business Integration Agreement”).

1.	Overview of the Business Integration
(1)	Objectives of the Business Integration

As stated in the Announcement of Memorandum of Understanding Regarding Business Integration between The Gunma Bank, Ltd. and Daishi Hokuetsu Financial Group, Inc. announced on April 24, 2025, the Business Integration aims to step up to become a new financial group that constitutes one of the top regional banks in terms of both scale and quality of management by combining the Two Companies, each of which already has a solid customer base in its respective business area, as well as strong profitability and a robust financial foundation.

1

Based on the basic policy of mutual trust and an equal integration, the Two Companies will bring together the relationships of trust with customers and understanding of their respective regions that each has cultivated in its business area, and will work to further enhance consulting functions, thereby deepening their commitment to contributing to their regions and sustainably improving their corporate value.

In addition, the Two Companies will build a sustainable business model for the future by maximizing the benefits of rationalization and efficiency through economies of scale, while providing added value to customers by leveraging each of the Two Company’s strengths.

Further, the Two Companies aim to meet the expectations of all stakeholders, including customers and regions, employees, and shareholders, by establishing a strong group management structure to maximize the potential of the Two Companies’ management resources and steadily achieving sustainable growth and improvement of their corporate value.

(2)	Philosophy of the New Financial Group
MISSION	Creating the Future of Our Communities with Two Wings
VISION	Becoming a Regional Solutions Group that, grounded in trust, goes beyond the scope of finance to connect and deliver value.
VALUES

(1) Four-way satisfaction

We act to enhance the well-being and prosperity of our customers and communities, our company, our colleagues and business partners, and our shareholders.

(2) Integrity

We work with integrity as professionals, steadily building unwavering trust.

(3) Challenge

We continue to take on challenges without fear of failure, creating a new wind for the future of our communities.

(4) Co-creation

We connect people, goods, and services across regions, creating new value through the power of solutions.

(3)	Expected Synergies from the Business Integration

With a view to achieving the objectives of the Business Integration at an early stage and maximizing their corporate value, the Two Companies will examine specific measures with the following synergies in mind.

2

(i)	Further Contributions to Customers and Regions

By pooling and mutually leveraging the strengths of the Two Company Groups, including their expertise, information, and networks, the Two Companies aim to strengthen their ability to address increasingly diverse and complex needs and challenges and to continue contributing to customers and regions in the future.

The Two Companies will cooperate and complement each other to provide high-value-added services, including by enhancing financial intermediation functions through various schemes such as syndicated lending and joint arrangement of structured finance for client companies, improving proposal capabilities in areas such as business matching, business succession, and M&A by leveraging their broad networks, supporting startups, jointly developing products and services and conducting collaborative promotions, delivering sophisticated consulting for asset management needs, and supporting overseas business utilizing overseas offices.

The Two Companies will also pursue new business areas, including fields that contribute to resolving regional challenges and fields where high added value can be expected through the utilization of the Two Company Groups’ expertise and information.

(ii)	Proactive Investment and Increased Efficiency through Economies of Scale

In the areas of systems, DX, and priority fields, the Two Companies will examine proactive investments leveraging the economies of scale achieved through the Business Integration, and will work to expand customer channels and provide high-quality and convenient services, while also strengthening internal management systems, including risk management.

In addition to Gunma Bank reaching a basic agreement to migrate to the TSUBASA core banking system currently used by five regional banks including Daishi Hokuetsu Bank at the time of its planned core banking system upgrade in FY 2029, the Two Company Groups will pursue operational and management efficiency through the standardization and consolidation of administrative procedures, sharing of facilities such as branches, integration and streamlining of head office organizations, and optimization of the group structure.

(iii)	Utilization and Enhancement of Human Capital

With a view to expanding their business scale and business areas following the Business Integration, the Two Companies will establish a structure that allows the wealth of talent within the Two Company Groups to maximize their respective skills and expertise, and will work to enhance the value provided to customers and regions as a new financial group.

At the same time, the Two Companies aim to build an organization that is attractive to its employees, where diverse talent can grow through a variety of career paths, by promoting the right person in the right role and encouraging self-directed career development.

2.	Details of the Business Integration
(1)	Method of the Business Integration

The Business Integration will be structured as a holding company model, and by adopting a commonly used method from the perspective of proceeding with the Business Integration efficiently, the Two Companies will utilize Daishi Hokuetsu Financial Group, which has already adopted a holding company structure, as the holding company of the new financial group.

3

Specifically, subject to approval being obtained for the matters necessary for the Business Integration at the shareholders meetings of the Two Companies scheduled to be held on December 23, 2026, and the necessary approvals and permits being obtained from relevant authorities for the Business Integration, Gunma Bank and Daishi Hokuetsu Financial Group will carry out a share exchange (the “Share Exchange”), and Daishi Hokuetsu Financial Group will change its trade name to Gunma Niigata Financial Group, Inc. (the “Gunma Niigata Financial Group” or the “Integrated Holding Company”).

(Note) Daishi Hokuetsu Financial Group is rendered as “Daishi Hokuetsu FG” in the chart above.

(2)	Schedule of the Share Exchange
April 24, 2025	Execution of the Memorandum of Understanding (Two Companies)
March 26, 2026 (Date of this announcement)	Board resolutions of the Two Companies Signing of the Share Exchange Agreement and the Business Integration Agreement
September 30, 2026 (Scheduled)	Record date for the extraordinary shareholders meetings of the Two Companies
December 23, 2026 (Scheduled)	Extraordinary shareholders meetings of the Two Companies
March 29, 2027 (Scheduled)	Last trading day of Gunma Bank’s shares
March 30, 2027 (Scheduled)	Delisting of Gunma Bank
April 1, 2027 (Scheduled)	Effective date of the Share Exchange

(Note) The details above constitute the current plan and are subject to change depending on future discussions between the Two Companies. In addition, execution of the Business Integration is subject to the necessary approvals and permits being obtained from relevant authorities, and if any event occurs that delays the schedule of the Business Integration due to the status of obtainment of those approvals and permits, then an announcement will be promptly made to that effect.

4

(3)	Terms of Allotment for the Share Exchange (Share Exchange Ratio)
	Daishi Hokuetsu Financial Group (Wholly Owning Parent Company Resulting From The Share Exchange)	Gunma Bank (Wholly Owned Subsidiary Company Resulting From The Share Exchange)
Allotment ratio for the Share Exchange	1	1.125
Number of shares to be delivered in the Share Exchange	Common shares of Daishi Hokuetsu Financial Group: 425,812,953 shares (estimated)

(Note 1) Share allotment ratio

1.125 common shares of Daishi Hokuetsu Financial Group will be allotted and delivered for each common share of Gunma Bank (the “Share Exchange Ratio”).

(Note 2) Number of new shares to be issued by Daishi Hokuetsu Financial Group in the Share Exchange (estimated)

425,812,953 common shares of Daishi Hokuetsu Financial Group (estimated)

The number of new shares above has been calculated based on the total number of issued common shares of Gunma Bank as of December 31, 2025 (395,888,177 shares); provided, however, that since Gunma Bank plans to cancel all of its treasury shares by immediately prior to the effective time of the Share Exchange (the “Reference Time”), the number of treasury shares of Gunma Bank as of December 31, 2025 (17,387,774 shares) has been excluded from the shares to which new shares of Daishi Hokuetsu Financial Group are to be delivered in the above calculation.

Please note that if the number of treasury shares of Gunma Bank as of December 31, 2025 changes by the Reference Time, such as if a right to request a purchase of shares is exercised by a shareholder of Gunma Bank, the number of new shares to be issued by Daishi Hokuetsu Financial Group might change.

(Note 3) Treatment of Shares Less than One Unit

If the Business Integration is executed, the shareholders of Gunma Bank that receive an allotment of common shares of Daishi Hokuetsu Financial Group constituting less than one unit (100 shares) (“Shares Less Than One Unit”) through the Share Exchange will not be able to sell those Shares Less Than One Unit on the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) or any other financial instruments exchange. Shareholders that come to hold any such Shares Less Than One Unit may request that Daishi Hokuetsu Financial Group purchase their Shares Less Than One Unit under the provisions of Article 192, paragraph (1) of the Companies Act. In addition, unless Daishi Hokuetsu Financial Group does not hold treasury shares in the number corresponding to a request for sale, shareholders may request that Daishi Hokuetsu Financial Group sell to them the number of shares that, together with the Shares Less Than One Unit they hold, would constitute one full unit of shares under the provisions of Article 194, paragraph (1) of the Companies Act and the Articles of Incorporation of Daishi Hokuetsu Financial Group.

5

(Note 4) Treatment of Fractional Shares

If any fractional shares arise in the number of common shares of Daishi Hokuetsu Financial Group to be delivered in the Share Exchange, Daishi Hokuetsu Financial Group will deliver cash to the shareholders of Gunma Bank that would receive an allotment of those fractional shares, in proportion to those fractions, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of Share Options and Bonds with Share Options in Connection with the Share Exchange

Not applicable.

3.	Grounds for the Terms of Allotment for the Share Exchange
(1)	Basis and Rationale for the Terms of Allotment

As stated in 1 “Overview of the Business Integration” above, the Two Companies reached a memorandum of understanding on April 24, 2025 to proceed with discussions and deliberations toward the Business Integration, and have been proceeding with discussions and deliberations through the integration preparatory committee established with a view to carrying out the Business Integration with an effective date of the Share Exchange of April 1, 2027 (scheduled).

As stated in (4) “Measures to Ensure Fairness” below, Gunma Bank appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as its third-party appraiser and Mori Hamada & Matsumoto (“Mori Hamada & Matsumoto”) as its legal advisor in order to ensure the fairness of the consideration for the Share Exchange and other aspects of the Business Integration, and commenced its review of the Business Integration. After careful discussions and deliberations with reference to the share exchange ratio valuation report received from Nomura Securities, its third-party appraiser, dated March 25, 2026, and the legal advice provided by Mori Hamada & Matsumoto, its legal advisor, Gunma Bank determined that it is appropriate to carry out the Business Integration at the Share Exchange Ratio.

Meanwhile, as stated in (4) “Measures to Ensure Fairness” below, Daishi Hokuetsu Financial Group appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as its third-party appraiser and Nishimura & Asahi (“Nishimura & Asahi”) as its legal advisor in order to ensure the fairness of the consideration for the Share Exchange and other aspects of the Business Integration, and commenced its review of the Business Integration. After careful discussions and deliberations with reference to the share exchange ratio valuation report received from Mitsubishi UFJ Morgan Stanley Securities, its third-party appraiser, dated March 25, 2026, and the legal advice provided by Nishimura & Asahi, its legal advisor, Daishi Hokuetsu Financial Group determined that it is appropriate to carry out the Business Integration at the Share Exchange Ratio.

6

In this manner, with reference to the valuation and analysis results of their respective third-party appraisers and the advice of their legal advisors, and taking into account the results of the due diligence each of the Two Companies conducted on the other, the Two Companies comprehensively considered factors such as the market share prices, financial condition, and future prospects of each of the Two Companies, and as a result of careful negotiations and discussions between the Two Companies regarding the Share Exchange Ratio, ultimately reached the conclusion that the Share Exchange Ratio is appropriate, and by the resolution of their respective board of directors dated today, determined and agreed on the Share Exchange Ratio.

(2)	Matter Relating to Valuation
(i)	Names of the Appraisers and Their Relationships with the Two Companies

Nomura Securities, the financial advisor (third-party appraiser) of Gunma Bank, and Mitsubishi UFJ Morgan Stanley Securities, the financial advisor (third-party appraiser) of Daishi Hokuetsu Financial Group, are both third-party appraisers that are independent from the Two Companies, do not constitute related parties, and have no material interests in the Business Integration that are required to be disclosed.

(ii)	Overview of the Valuation

In order to ensure fairness in the calculation of the share exchange ratio to be used in the Share Exchange, Gunma Bank appointed Nomura Securities as its third-party appraiser and Daishi Hokuetsu Financial Group appointed Mitsubishi UFJ Morgan Stanley Securities as its third-party appraiser, and each requested that its respective appraiser calculate and analyze the Share Exchange Ratio.

Since each of the Two Companies is listed on the Prime Market of the Tokyo Stock Exchange and has an observable market share price, Nomura Securities used the market price average method; since there are multiple comparable listed companies for each of the Two Companies and it is possible to estimate share value through comparable company analysis, Nomura Securities used the comparable company analysis method; and in order to reflect the impact of future business activities on the valuation, Nomura Securities also used the dividend discount model method (“DDM Method”), which is a method widely used in the valuation of financial institutions that analyzes share value by discounting to the present value, at the cost of capital, the earnings attributable to shareholders after taking into account retained earnings and other amounts necessary to maintain a certain capital structure.

The calculation ranges of the share exchange ratio, with the value of one common share of Daishi Hokuetsu Financial Group set at 1, are as follows.

	Valuation Method	Calculation Range of the Share Exchange Ratio
1	Market Price Average Method (Reference Date (1))	1.13-1.26
2	Market Price Average Method (Reference Date (2))	1.07-1.08
3	Comparable Company Analysis	0.77-0.96
4	DDM Method	1.02-1.17

7

With respect to the market price average method, March 14, 2025, which is the date on which speculative media reports regarding this matter were made after the close of trading, has been used as the calculation reference date (the “Reference Date (1)”) and the closing price on Reference Date (1) and the simple average of the closing prices on the trading days during each of the periods of 5 business days, 1 month, 3 months, and 6 months preceding Reference Date (1) have been used, and March 25, 2026 has been used as the calculation reference date (the “Reference Date (2)”), and the closing price on Reference Date (2) and the simple average of the closing prices on the trading days during each of the periods of 5 business days, 1 month, 3 months, and 6 months preceding Reference Date (2) has been used.

Nomura Securities has calculated the share exchange ratio on the assumption that all of the information either publicly available or provided to Nomura Securities by the Two Companies is accurate and complete, and has not conducted any independent investigations to verify the accuracy or completeness thereof. Nomura Securities has not conducted any independent evaluation, appraisal, or assessment, including analyses or valuations of individual assets or liabilities, of the assets and liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Two Companies or its affiliates, and it has not requested any appraisal or assessment by a third-party institution. Nomura Securities’ valuation of the share exchange ratio reflects the information and economic conditions available to Nomura Securities as of March 25, 2026 and is based on the assumption that the financial forecasts of each of the Two Companies (including earnings plans and other information) have been reasonably prepared by the management of each of the Two Companies based on the best estimates and judgments available at the time.

There are no fiscal years in the financial forecasts of the Two Companies that form the basis of Nomura Securities’ valuation using the DDM Method in which a significant increase or decrease in earnings is projected.

Mitsubishi UFJ Morgan Stanley Securities has adopted and made calculations using: (a) the market stock price analysis on the grounds that the shares of both of the Two Companies are listed on the Tokyo Stock Exchange Prime Market and the market stock price is available; (b) the comparable peer company multiple analysis on the grounds that there exists multiple comparable peer companies listed with respect to both companies and that the market share price is available for analogy by comparing the peer companies; and (c) the dividend discount model analysis (“DDM Analysis”), in order to reflect the status of future business activities to the assessment.

With respect to the market stock price analysis, the closing price of the share price of the respective base dates on the Tokyo Stock Exchange and the simple average of the closing price of the respective transaction date of the respective periods of one (1) month prior to the respective base dates, three (3) months prior to the respective base dates and six (6) months prior to the respective base dates on the Tokyo Stock Exchange have been adopted, with March 14, 2025, which is the business day that can eliminate the impact on the share price of speculative reports by certain media outlets regarding the Business Integration (after the close of trading hours on March 14, 2025) (the " Reference Date (1)"), April 23, 2025, which is the business day preceding the date on which the execution of the memorandum of understanding towards the Business Integration has been announced as the second calculation base date (the " Reference Date (2)") and March 25, 2026 as the third calculation base date (the " Reference Date (3)").

8

The calculation of prices using the DDM Analysis is based on various factors such as the profits in the financial prospects and investment plans provided by the managers of the Two Companies, all of which have been acknowledged by both companies to be used by Mitsubishi UFJ Morgan Stanley Securities for the purpose of calculation, results of the due diligence conducted against the Two Companies and other information generally made available to the public. The financial prospects of the Two Companies do not include significant increases or decreases in profits.

The calculation results of the number of common shares of Daishi Hokuetsu Financial Group allotted per common share of Gunma Bank using each method are as follows.

	Valuation Method	Calculation Range of the Share Exchange Ratio
1	Market Stock Price Analysis (Reference Date (1))	1.13-1.21
2	Market Stock Price Analysis (Reference Date (2))	1.15-1.19
3	Market Stock Price Analysis (Reference Date (3))	1.07-1.08
4	Comparable Company Analysis	0.80-1.27
5	DDM Analysis	0.85-1.26

On March 25, 2026, Mitsubishi UFJ Morgan Stanley Securities submitted to the board of directors of Daishi Hokuetsu Financial Group a calculation report on the exchange ratio pertaining to the Share Exchange. In addition, upon the request from the board of directors of Daishi Hokuetsu Financial Group, Mitsubishi UFJ Morgan Stanley Securities submitted to the board of directors of Daishi Hokuetsu Financial Group a written opinion to the effect that the Share Exchange Ratio is fair from a financial point of view to the shareholders of the common shares of Daishi Hokuetsu Financial Group (the "Fairness Opinion").

The opinion of Mitsubishi UFJ Morgan Stanley Securities in the Fairness Opinion is based on and subject to the various material conditions and restrictions described in the Fairness Opinion and other various conditions stated below. In addition, Mitsubishi UFJ Morgan Stanley Securities does not make any recommendations to Daishi Hokuetsu Financial Group or its shareholders or its board of directors to the effect that a certain share exchange ratio is the only appropriate one.

In providing its opinion and representation in the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Daishi Hokuetsu Financial Group or Gunma Bank, and formed a substantial basis for this opinion.

With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Business Integration, Mitsubishi UFJ Morgan Stanley Securities has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Two Companies of the future financial performance of them.

9

In addition, Mitsubishi UFJ Morgan Stanley Securities has assumed that the Business Integration will be consummated in accordance with the terms set forth in the Business Integration Agreement without any waiver, amendment or delay of any terms or conditions. Mitsubishi UFJ Morgan Stanley Securities has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Business Integration, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Business Integration.

Mitsubishi UFJ Morgan Stanley Securities is not a legal, accounting, or tax advisor. Mitsubishi UFJ Morgan Stanley Securities is a financial advisor only and has relied upon, without independent verification, the assessment of Daishi Hokuetsu Financial Group or Gunma Bank and their legal, accounting, and tax advisors with respect to legal, accounting, or tax matters.

Mitsubishi UFJ Morgan Stanley Securities expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of the Gunma Bank’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Gunma Bank Common Stock in the Business Integration.

Mitsubishi UFJ Morgan Stanley Securities has not made any independent valuation or appraisal of the assets or liabilities of the Two Companies, nor has it been furnished with any such appraisals. Mitsubishi UFJ Morgan Stanley Securities is not an expert in the evaluation of allowance for credit losses and did not conduct, and was not requested to conduct, independent evaluation of appropriateness of allowance for credit losses or a review of credit information pertaining to individual loans of the Two Companies. Therefore, Mitsubishi UFJ Morgan Stanley Securities assumed that the aggregate amount of allowance for credit losses for the Two Companies are appropriate.

The opinion of Mitsubishi UFJ Morgan Stanley Securities is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of the date of the Fairness Opinion, March 25, 2026. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley Securities does not assume any obligation to update, revise or reaffirm this opinion. Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to Daishi Hokuetsu Financial Group in connection with the Business Integration and will receive a fee for its services, a substantial portion of which is contingent upon the execution of the Business Integration Agreement and the Share Exchange Agreement and, the consummation of the Business Integration.

In the two years prior to the date of the Fairness Opinion, Mitsubishi UFJ Morgan Stanley Securities and its affiliates have provided financial advisory and financing services for the Two Companies and have received fees in connection with such services. Mitsubishi UFJ Morgan Stanley Securities and its affiliates may also seek to provide such services to the Two Companies in the future and expect to receive fees for the rendering of these services.

10

Please note that Mitsubishi UFJ Morgan Stanley Securities, together with its affiliates (collectively, “Mitsubishi UFJ Morgan Stanley Securities Group”), is a global financial services firm engaged in the banking, securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley Securities Group may at any time hold long or short positions, may provide Financial Services to the Two Companies, or companies that may be involved in the Business Integration and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of the Two Companies, or any company that may be involved in the Business Integration, or in any currency or commodity that may be involved in the Business Integration, or in any related derivative instrument. Mitsubishi UFJ Morgan Stanley Securities Group, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of the Two Companies, or any company that may be involved in the Business Integration, or in any currency or commodity that may be involved in the Business Integration, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley Securities Group may at any time carry out ordinary course broking activities for the Two Companies, or any company that may be involved in the Business Integration.

(3)	Expected Delisting and Reasons Therefor

If the Share Exchange is executed, Gunma Bank will become a wholly-owned subsidiary of the Integrated Holding Company alongside Daishi Hokuetsu Bank as of the effective date of April 1, 2027 (scheduled), and accordingly, the common shares of Gunma Bank are scheduled to be delisted from the Tokyo Stock Exchange on March 30, 2027 in accordance with the delisting criteria of the Tokyo Stock Exchange.

On the other hand, the common shares of Daishi Hokuetsu Financial Group, which constitute the consideration for the Share Exchange, are listed on the Tokyo Stock Exchange and will continue to be tradable on the Tokyo Stock Exchange.

(4)	Measures to Ensure Fairness

Gunma Bank has taken the following measures to ensure the fairness of the Business Integration.

11

(i)	Obtaining a Share Exchange Ratio Valuation Report from an Independent Third-Party Appraiser

In order to ensure the fairness of the Business Integration, Gunma Bank appointed Nomura Securities as its third-party appraiser as stated in (1) “Basis and Rationale for the Terms of Allotment” above and has obtained a share exchange ratio valuation report to serve as the basis for the agreement on the share exchange ratio to be used in the Share Exchange. With reference to the analysis and opinions of Nomura Securities, its third-party appraiser, Gunma Bank conducted negotiations and discussions with Daishi Hokuetsu Financial Group and resolved, by the resolution of its board of directors dated today, to carry out the Share Exchange at the Share Exchange Ratio.

In addition, Gunma Bank has obtained a fairness opinion from Nomura Securities, dated March 25, 2026. Please refer to the exhibit attached hereto for the assumption and disclaimer of the fairness opinion provided by Nomura Securities.

(ii)	Advice from an Independent Law Firm

In order to ensure the fairness and appropriateness of the decision-making process of its board of directors, Gunma Bank has received legal advice from Mori Hamada & Matsumoto, a legal advisor independent from both of the Two Companies, regarding the method and process of Gunma Bank’s decision-making and other procedures relating to the Business Integration.

On the other hand, Daishi Hokuetsu Financial Group has taken the following measures to ensure the fairness of the Business Integration.

(i)	Obtaining a Share Exchange Ratio Valuation Report from an Independent Third-Party Appraiser

In order to ensure the fairness of the Business Integration, Daishi Hokuetsu Financial Group appointed Mitsubishi UFJ Morgan Stanley Securities as its third-party appraiser as stated in (1) “Basis and Rationale for the Terms of Allotment” above and has obtained a share exchange ratio valuation report to serve as the basis for the agreement on the share exchange ratio to be used in the Share Exchange. With reference to the analysis and opinions of Mitsubishi UFJ Morgan Stanley Securities, its third-party appraiser, Daishi Hokuetsu Financial Group conducted negotiations and discussions with Gunma Bank and resolved, by the resolution of its board of directors dated today, to carry out the Share Exchange at the Share Exchange Ratio.

In addition, Daishi Hokuetsu Financial Group has obtained a fairness opinion from Mitsubishi UFJ Morgan Stanley Securities dated March 25, 2026.

(ii)	Advice from an Independent Law Firm

In order to ensure the fairness and appropriateness of the decision-making process of its board of directors, Daishi Hokuetsu Financial Group has received legal advice from Nishimura & Asahi, a legal advisor independent from both of the Two Companies, regarding the method and process of Daishi Hokuetsu Financial Group’s decision-making and other procedures relating to the Business Integration.

12

(5)	Measures to Avoid Conflicts of Interest

Since no particular conflict of interest will arise between Gunma Bank and Daishi Hokuetsu Financial Group in connection with the Share Exchange, no special measures have been taken.

4.	Overview of the Parties to the Business Integration
(1)	Corporate Profiles (as of December 31, 2025)
Name	Gunma Bank	Daishi Hokuetsu Financial Group
Address	194 Motosojamachi, Maebashi-shi, Gunma	1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata
Name and title of representative	Akihiko Fukai, President and Representative Director	Michiro Ueguri, President and Representative Director
Business description	Banking	Management and operation of banks and other companies that may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto
Stated capital	JPY 48.6 billion	JPY 30 billion
Date of incorporation	September 12, 1932	October 1, 2018 (Date of Establishment of Daishi Hokuetsu Bank: November 2, 1873)
Number of issued shares	395,888,177 shares	275,657,868 shares
Market capitalization	JPY 856.1 billion	JPY 535.5 billion
Fiscal year end	March 31	March 31
Total assets (consolidated)	JPY 10,773.2 billion	JPY 10,782.9 billion
Net assets (consolidated)	JPY 605.5 billion	JPY 547.1 billion
Deposits (non-consolidated)	JPY 8,788.3 billion	JPY 8,589.8 billion (Daishi Hokuetsu Bank non-consolidated)
Loan balance (non-consolidated)	JPY 7,158.5 billion	JPY 5,879.2 billion (Daishi Hokuetsu Bank non-consolidated)

13

Number of employees (consolidated) (as of September 30, 2025)	2,979 employees	3,530 employees
Number of locations (including branch offices) (as of September 30, 2025)	160 domestic branches (106 locations), 1 overseas branch and 3 overseas branch offices	203 domestic branches (135 locations) and 1 overseas branch office
Relationships between the Two Companies	Capital relationships	Gunma Bank holds 239,850 common shares of Daishi Hokuetsu Financial Group. Daishi Hokuetsu Bank, which is a subsidiary of Daishi Hokuetsu Financial Group, holds 210,000 common shares of Gunma Bank.
	Personnel relationships	There are no matters of particular note.
Business relationships

The Two Banks participate in the TSUBASA Alliance, a wide-area collaborative effort involving the Two Banks and eight other regional banks, and they are implementing collaborative measures in the areas of systems, operations, and various other fields.

In addition, the Two Banks have entered into the Gunma-Daishi Hokuetsu Alliance, a cooperative alliance agreement, and are implementing collaborative measures in the areas of shared use of branches, collaboration in sales promotion, and various other fields.

	Status as related parties	Not applicable.

14

Major shareholders and shareholding percentages (as of September 30, 2025)	The Master Trust Bank of Japan, Ltd. (Trust Account)	13.13%	The Master Trust Bank of Japan, Ltd. (Trust Account)	9.11%
	Custody Bank of Japan, Ltd. (Trust Account)	6.24%	Custody Bank of Japan, Ltd. (Trust Account)	6.63％
	STATE STREET BANK AND TRUST COMPANY 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	5.08%	Meiji Yasuda Life Insurance Company	3.64%
	Meiji Yasuda Life Insurance Company	2.87%	Daishi Hokuetsu FG Employee Shareholding Association	2.86%
	Sumitomo Life Insurance Company	2.81%	Nippon Life Insurance Company	2.59%
	Gunma Bank Employees’ Shareholding Association	2.53%	STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.34%
	Toyo Seikan Group Holdings, Ltd.	1.93%	JP Morgan Chase Bank 385781 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.29%
	STATE STREET BANK AND TRUST COMPANY 505103 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.81%	DFA Intl Small Cap Value Portfolio (Standing Proxy: Citibank, N.A., Tokyo Branch)	1.29%
	Nippon Life Insurance Company	1.70%	Sompo Japan Insurance Inc.	1.16%
	DFA Intl Small Cap Value Portfolio (Standing Proxy: Citibank, N.A., Tokyo Branch)	1.44%	Sumitomo Life Insurance Company	1.15%

(Note 1) The closing share price used to calculate market capitalization is the price as of February 27, 2026. The number of issued shares after deduction of treasury shares is based on (a) the total number of issued shares at the end of the period (395,888,177 shares) and the number of treasury shares at the end of the period (17,387,774 shares) as stated in the “Consolidated Financial Results for the Nine Months Ended December 31, 2025 (Under Japanese GAAP)” submitted on February 3, 2026 for Gunma Bank, and (b) the total number of issued shares at the end of the period (275,657,868 shares) and the number of treasury shares at the end of the period (13,253,862 shares) as stated in the “Consolidated Financial Results for the Nine Months Ended December 31, 2025 (Under Japanese GAAP)” submitted on January 30, 2026 for Daishi Hokuetsu Financial Group.

15

(Note 2) The number of locations (branches) for Daishi Hokuetsu Financial Group is number of locations (branches) of Daishi Hokuetsu Bank.

(2)	Summary of Financial Results for the Past Three Fiscal Years (JPY 100 million)
	Gunma Bank			Daishi Hokuetsu Financial Group
Fiscal year end	Fiscal year ending March 2023	Fiscal year ending March 2024	Fiscal year ended March 2025	Fiscal year ending March 2023	Fiscal year ending March 2024	Fiscal year ended March 2025
Consolidated net assets	5,158	5,730	5,629	4,159	4,999	4,788
Consolidated total assets	106,623	108,182	105,571	105,180	111,380	109,777
Consolidated net assets per share (JPY)	1,268.77	1,460.16	1,472.16	1,542.86	1,902.22	1,829.28
Consolidated capital adequacy ratio	13.82	14.86	13.12	10.23	10.03	10.59
Consolidated ordinary income	1,765	2,003	2,204	1,487	1,820	1,946
Consolidated ordinary profit	383	437	620	250	308	411
Net income attributable to the shareholders of the parent company	279	311	439	177	212	293
Consolidated net profit per share (JPY)	68.19	78.43	113.82	65.29	79.11	111.97
ROE (%)	5.3	5.7	7.7	4.2	4.6	5.9
Dividend per share (JPY)	18.00	22.00	45.00	120.00	145.00	131.00

16

(Note 1) Gunma Bank uses international standards and Daishi Hokuetsu Financial Group uses domestic standards in the calculation of the consolidated capital adequacy ratio. The consolidated total capital ratio is stated for Gunma Bank.

(Note 2) Daishi Hokuetsu Financial Group implemented a share split at a ratio of 2 shares for every 1 common share on October 1, 2024 and a share split at a ratio of 3 shares for every 1 common share on October 1, 2025. The consolidated net assets per share and consolidated net profit per share above have been calculated on the assumption that both share splits were carried out at the beginning of the fiscal year ended March 2023. The dividend per share for the fiscal year ended March 2025 is stated as an interim dividend of JPY 56, a year-end dividend of JPY 75, and an annual dividend of JPY 131, on the assumption that the share split was carried out at the beginning of the fiscal year.

(Note 3) The per-share indicators are calculated based on the number of issued shares of each of the Two Companies at the end of each fiscal year end.

5.	Status After the Business Integration
(1)	Overview of the Gunma Niigata Financial Group (Planned)
Name	Gunma Niigata Financial Group, Inc. (abbreviated name: GNFG) (English name: Gunma Niigata Financial Group, Inc.)
Corporate mark
Location of principal office

Tekko Building, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo

(Note) The locations of the head offices of Gunma Bank (Maebashi, Gunma Prefecture) and Daishi Hokuetsu Bank (Niigata, Niigata Prefecture) will not change.

Planned appointments of representative directors and directors

The Integrated Holding Company will have two representative directors. Michiro Ueguri (currently President and Representative Director of Daishi Hokuetsu Financial Group) is scheduled to assume the position of Chairman and Representative Director and Akihiko Fukai (currently President and Representative Director of Gunma Bank) is scheduled to assume the position of President and Representative Director (Group CEO).

The Two Companies have also agreed that the Integrated Holding Company will have 13 directors, comprising 6 internal directors and 7 external directors, that each of the Two Companies will nominate 3 internal directors of the Integrated Holding Company, and that Gunma Bank will nominate 4 external directors and Daishi Hokuetsu Financial Group (Daishi Hokuetsu Bank following the effective date of the Share Exchange; hereinafter the same in this item) will nominate 3 external directors of the Integrated Holding Company.

17

The Two Companies have also agreed that 4 of the external directors will be directors who are audit and supervisory committee members, with Gunma Bank nominating 2 and Daishi Hokuetsu Financial Group nominating 2.

The specific names of the directors following the Business Integration will be determined in accordance with the above and are scheduled to be submitted as agenda items at the extraordinary shareholders meeting of Daishi Hokuetsu Financial Group scheduled to be held on December 23, 2026.

Business description	Management and operation of banks and other companies that may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto
Stated capital	JPY 30,000 million
Net assets (consolidated)	To be determined
Total assets (consolidated)	To be determined
Fiscal year end	March 31
Stock exchange listing	Tokyo Stock Exchange
Accounting auditor	Ernst & Young ShinNihon LLC
Share register administrator	Mitsubishi UFJ Trust and Banking Corporation

(Note) The accounting auditor will be formally determined following approval at the annual shareholders meeting of the Integrated Holding Company scheduled to be held June 2027.

6.	Overview of Accounting Treatment in Connection with the Share Exchange

The accounting treatment in connection with the Share Exchange is expected to constitute a reverse acquisition under the accounting standards for business combinations, with the purchase method being applied with Gunma Bank as the acquiring enterprise and Daishi Hokuetsu Financial Group as the acquired enterprise. In addition, the amount of goodwill (or negative goodwill) arising from the Share Exchange has not yet been determined at this stage. An announcement will be made as soon as this becomes clear.

7.	Future Outlook

Please refer to page 8 of the attached materials for the financial projections of the Integrated Holding Company. If any matter requiring disclosure arises in the future, such as the need to revise an earnings forecast, that will be promptly disclosed.

The impact of the Business Integration on the consolidated financial results of the Two Companies for the fiscal year ending March 2026 and the fiscal year ending March 2027 is expected to be minimal at this time.

18

8.	Others

The Business Integration is subject to approval being obtained for the matters necessary for the Business Integration at the shareholders meetings of the Two Companies and the necessary approvals and permits being obtained from relevant authorities (including a registration statement based on Form F-4 being filed with the SEC under the U.S. Securities Act of 1933 and becoming effective).

9.	Agreement on Governance between the Companies and Shareholders
(1)	Agreement that the Two Companies Have the Right to Nominate Candidates for Officers of the Integrated Holding Company
(i)	Content and Purpose of the Agreement

In order to achieve the objectives of the Business Integration stated in 1. “(1) Objectives of the Business Integration” above, the Two Companies have agreed in the Business Integration Agreement that, as stated in 5. “(1) Overview of the Gunma Niigata Financial Group (Planned)” above, each of the Two Companies will nominate 3 of the 6 internal directors of the Integrated Holding Company and Gunma Bank will nominate 4 of the 7 external directors of the Integrated Holding Company (including 2 of the 4 external directors who are audit and supervisory committee members) and Daishi Hokuetsu Financial Group (or Daishi Hokuetsu Bank following the effective date of the Share Exchange) will nominate 3 of the 7 external directors of the Integrated Holding Company (including 2 of the 4 external directors who are audit and supervisory committee members).

The specific names of the directors following the Business Integration will be determined in accordance with the above and are scheduled to be submitted as agenda items at the extraordinary shareholders meeting of Daishi Hokuetsu Financial Group scheduled to be held on December 23, 2026.

(ii)	Impact on Governance

With respect to the Integrated Holding Company, the Two Companies intend to achieve the objectives of the Business Integration stated in 1.(1) “Objectives of the Business Integration” above through the directors nominated by the Two Companies (or the Two Banks following the effective date of the Share Exchange), and aim to establish an appropriate governance structure, including by having external directors constitute a majority of the directors, and believe that the impact of the above agreement on governance will be minimal.

(2)	Agreement that Prior Consent of the Other Party is Required for Matters to be Resolved at the Shareholders Meeting or Board of Directors Meeting of Either Company
(i)	Content and Purpose of the Agreement

In order to prevent any act that could have a material impact on the execution of the Share Exchange or the Share Exchange Ratio, the Two Companies have agreed in the Business Integration Agreement that, during the period from the execution date of the Business Integration Agreement to the effective date of the Share Exchange, each of the Two Companies will, prior to implementing any of the following matters, consult with and obtain the consent of the other party in advance, unless otherwise expressly provided for in the Business Integration Agreement.

19

(a)	Amending its articles of incorporation (Note 1)
(b)	Establishing, amending, or abolishing of its board of directors regulations or any other important internal rules
(c)	Acquiring treasury shares or its own share options (excluding acquiring treasury shares made in response to the exercise of shareholders’ rights in accordance with applicable laws and regulations)
(d)	Issuing, disposing, or granting shares, share options, or bonds (including bonds with share options) or other rights to acquire shares
(e)	Conducting a share split or consolidation or making an allotment of shares or share options without contribution
(f)	Determining or amending the aggregate amount of officer remuneration and other compensation
(g)	Conducting a merger, share exchange, share transfer, company split, partial share exchange, transferring or acquiring all or a material part of a business, transferring shares of a subsidiary, or conducting any other act equivalent thereto
(h)	Conducting a material capital alliance or other act equivalent thereto
(i)	Reducing the amount of its stated capital or reserves, increasing the amount of its stated capital as provided in Article 450, paragraph (1) of the Companies Act, increasing the amount of its reserves as provided in Article 451, paragraph (1) of the Companies Act, or disposing of its surplus as provided in Article 452 of the Companies Act
(j)	Distributing dividends of surplus and setting a record date for any such distributions where that record date is prior to the effective date of the Share Exchange (Note 2)
(k)	Dissolving, or filing a petition for the commencement of bankruptcy proceedings, corporate reorganization proceedings, civil rehabilitation proceedings, special liquidation, or other similar insolvency proceedings
(l)	Making a material change to its accounting policy
(m)	In addition to the matters set out in each of the preceding items, conducting any act that is likely to have a material adverse effect on the implementation of the Business Integration or the reasonableness of the Share Exchange Ratio or to make it extremely difficult to achieve the objectives of the Business Integration

20

(Note 1) However, the Two Companies have agreed in the Business Integration Agreement that (i) amendments to Gunma Bank’s articles of incorporation relating to the removal of the record date for voting rights at Gunma Bank’s annual shareholders meeting and other related amendments will become effective as of March 31, 2027, subject to the condition that the Share Exchange Agreement has not ceased to be effective, and (ii) amendments to Daishi Hokuetsu Financial Group’s articles of incorporation necessary to make Daishi Hokuetsu Financial Group the Integrated Holding Company following the Business Integration will be made. In addition, Daishi Hokuetsu Financial Group plans to grant, under Article 124, paragraph (4) of the Companies Act, voting rights at the annual shareholders meeting of the Integrated Holding Company scheduled to be held in June 2027 to the shareholders of Gunma Bank that are to receive an allotment of common shares of Daishi Hokuetsu Financial Group at the time of the Share Exchange, subject to the condition precedent that the Share Exchange and the amendments to Gunma Bank’s articles of incorporation described in (i) above become effective.

(Note 2) However, the Two Companies have agreed that each may distribute surplus to its shareholders or registered pledgees of shares of record as of March 31, 2026, September 30, 2026, and March 31, 2027, respectively, with a target dividend payout ratio of 40% (provided that the specific dividend amount is calculated in accordance with each Company’s respective dividend payout ratio calculation method and shareholder return policy disclosed as of the execution date of the Business Integration Agreement).

(ii)	Impact on Governance

The Two Companies believe that the impact of the above agreement on governance will be minimal, given that the period during which prior consent of the other party is required for matters to be resolved at a shareholders meeting or board of directors meeting is limited to the period from the execution date of the Business Integration Agreement to the effective date of the Share Exchange, and that the content of the agreement is necessary to achieve the objectives of the Business Integration.

-End-

21

(Reference) Current Earnings Forecast and Results of Prior Fiscal Year

Gunma Bank (Current consolidated earnings forecast as announced on February 3, 2026) (JPY million)

	Ordinary profit (consolidated)	Consolidated net income attributable to shareholders of the parent company
Current earnings forecast (fiscal year ending March 31, 2026)	78,000	55,000
Results for the previous fiscal year (fiscal year ending March 31, 2025)	62,029	43,900

Daishi Hokuetsu Financial Group (current consolidated earnings forecast as announced on January 30, 2026) (JPY million)

	Ordinary profit (consolidated)	Consolidated net income attributable to shareholders of the parent company
Current earnings forecast (fiscal year ending March 31, 2026)	52,300	36,000
Results for the previous fiscal year (fiscal year ending March 31, 2025)	41,112	29,349

[Inquiries regarding this matter]

The Gunma Bank, Ltd., Corporate Planning Dept., Otani, TEL +81-27-252-1111

Daishi Hokuetsu Financial Group, Inc., Group Strategy Promotion Division, Nakagami, TEL +81-25-224-7111

22

[U.S. Securities Act]

Daishi Hokuetsu Financial Group intends to file a Form F-4 registration statement with the SEC if the Business Integration is conducted. If a Form F-4 is filed, the Form F-4 will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus filed as part of the Form F-4 will be mailed to the U.S. shareholders of Gunma Bank prior to the date of the shareholders meeting at which a vote on the approval of the Business Integration is expected to take place. If a Form F-4 is filed, the Form F-4 and prospectus to be filed will contain important information, including information about the Two Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus will be distributed are urged to carefully read the Form F-4, the prospectus, and other documents expected to be filed with the SEC in connection with the Business Integration before exercising their voting rights at the shareholders meeting with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be made publicly available on the SEC’s website (www.sec.gov) free of charge after filing. In addition, such materials will be provided free of charge upon request. Requests for delivery can be made at the contact information below.

Company name: Daishi Hokuetsu Financial Group, Inc.

Address: 1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata

Telephone: +81-25-224-7111

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements regarding the Business Integration between Gunma Bank and Daishi Hokuetsu Financial Group described above and the results thereof. These forward-looking statements are presented in the form of expressions such as “expect,” “aim,” “will,” “risk,” “possibility,” or similar expressions, or as explanations relating to strategies, objectives, plans, intentions, and the like. Due to the influence of a variety of factors, the actual results of the Two Companies may differ materially from the forward-looking statements set forth in this document.

The Two Companies are under no obligation to update and publicly announce the forward-looking statements after the date of this document. Investors are encouraged to refer to the disclosures made by the Two Companies (or the integrated group after the integration) in future announcements in Japan and filings with the SEC.

Examples of the above-mentioned risks, uncertainties and other factors include, but are not limited to, the following.

- Failure to obtain shareholder approval required for the Business Integration

- Failure to obtain the authorizations or approvals required for the Business Integration or failure to satisfy other conditions to completion of the Business Integration

- Impact of changes in legal and regulatory requirements, accounting standards, or the business environment applicable to the Two Companies

- Challenges in executing the business strategies of the Two Companies

- Impact of changes in general economic or industry conditions, including instability in financial markets

- Other risks relating to the execution of the Business Integration

23

Exhibit: Assumption and Disclaimer of the fairness opinion provided by Nomura Securities Co., Ltd.

Nomura Securities Co., Ltd. (“Nomura”) has assumed and relied upon the accuracy and completeness of all public information reviewed by Nomura and all financial, legal, regulatory, tax, accounting and other information provided to Nomura for the purpose of rendering the fairness opinion (“Fairness Opinion”). Nomura did not independently verify the accuracy and completeness of such information, nor does Nomura assume any responsibility for doing so. Nomura has not made any independent valuation, appraisal or assessment of any of the assets or liabilities (including derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of The Gunma Bank, Ltd. (“Gunma Bank”), and Daishi Hokuetsu Financial Group, Inc. (“Daishi Hokuetsu Financial Group”) (hereinafter, “Gunma Bank” and “Daishi Hokuetsu Financial Group” are collectively referred to as the “Companies”) and their affiliates, including analyses or valuations of individual assets or liabilities. Moreover, Nomura has not made any request to a third party for such valuation, appraisal or assessment. With respect to the financial projections and other forward-looking information concerning Companies provided to Nomura, Nomura has assumed that such information was reasonably prepared or reviewed by the management of Companies based on the best and bona fide estimates and judgments currently available, and that the future financial condition of Companies will be consistent with such projections. In preparing Fairness Opinion, Nomura has relied upon such projections and other forward-looking information without independent verification. Nomura provides no assurance whatsoever concerning the achievability of such financial projections. Nomura has assumed, without independent verification and assumption of any responsibility thereof, that the share exchange setting the effective date for April 1, 2027 between Gunma Bank and Daishi Hokuetsu Financial Group (the “Proposed Transaction”) will be carried out lawfully and validly in accordance with the terms set forth in the share exchange agreement signed on March 26, 2026 between Companies (the “Agreement”) and that the Proposed Transaction will not have any tax consequences different from the assumed consequences provided to Nomura. In addition, Nomura has assumed, without independent verification and assumption of any responsibility thereof, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the contemplated benefits of the Proposed Transaction and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term or agreement therein. Nomura was not asked by Gunma Bank to provide, and has not provided, any opinion on any transaction other than the Proposed Transaction or on the relative merits of the Proposed Transaction as compared to any other transaction. Nomura is under no obligation to Gunma Bank or its Board of Directors to solicit indications of interest from any third party in connection with the Proposed Transaction, nor did Nomura make any such solicitations.

Nomura has acted as the financial advisor to Gunma Bank in connection with the Proposed Transaction and has been involved in a part of the negotiation thereto. Nomura expects to receive from Gunma Bank fees for such services, including a fee contingent on the consummation of the Proposed Transaction. In addition, Nomura expects to receive from Gunma Bank reimbursement of certain expenses incurred by Nomura and its affiliates. The waiver and indemnity clauses specified in the agreement between Nomura and Gunma Bank are applicable in connection with the rendering of Fairness Opinion. Nomura and its affiliates may have provided in the past and may in the future provide investment banking, other financial instruments and financing services or other similar services to Gunma Bank, Daishi Hokuetsu Financial Group, or their affiliates, for which Nomura and its affiliates would expect to receive compensation. As of the date hereof, Nomura Holdings, Inc., Nomura’s wholly owning parent company, owns 3,168,000 shares of common stock of Gunma Bank and 325,500 shares of common stock of Daishi Hokuetsu Financial Group. In the ordinary course of business, Nomura and its affiliates may from time to time acquire, hold or sell certain equity, debt and other securities and various types of financial instruments, including derivatives, of Gunma Bank, Daishi Hokuetsu Financial Group, or their affiliates for Nomura’s own account or Nomura’s clients’ accounts.

24

Nomura’s opinion expressed in Fairness Opinion (“Nomura’s Opinion”) is provided for the information and assistance of the Board of Directors of Gunma Bank in connection with its consideration of the share exchange ratio for common stock between Gunma Bank and Daishi Hokuetsu Financial Group (“Share Exchange Ratio”). Nomura’s Opinion addresses only the fairness of the Share Exchange Ratio, from a financial point of view, under the conditions and assumptions set out in Fairness Opinion. Nomura was not asked to provide, and does not provide herein, any opinion on any of the premises or assumptions upon which the determination of the Share Exchange Ratio was based or the underlying business decision of Gunma Bank to proceed with the Proposed Transaction. Nomura’s Opinion does not constitute a recommendation as to how any holder of the shares of Gunma Bank common stock should vote or act on any matter relating to the Proposed Transaction. Furthermore, Fairness Opinion does not purport to provide any opinion on the past, current and future market prices of the common stock of Gunma Bank and Daishi Hokuetsu Financial Group. Nomura does not provide independent advice related to legal, regulatory, tax and accounting matters in connection with the Proposed Transaction, and has relied upon the judgment of Gunma Bank or its third-party advisors concerning such matters.

Except as otherwise specially permitted under the agreement between Gunma Bank and Nomura, Fairness Opinion may not be disclosed to any other person or used for any purpose other than as originally intended. Gunma Bank may not disclose, refer to, transmit or use Fairness Opinion, in whole or in part, without Nomura’s prior consent in writing.

Nomura’s Opinion is based on financial, economic, market, business and other conditions as they exist on the date of Fairness Opinion, and relies upon information that Nomura has as of the date of Fairness Opinion. Although Nomura’s Opinion may be affected by future changes in conditions, Nomura does not assume any responsibility to modify, change or supplement this opinion in the future.

25

Definitive Agreement on Business Integration between The Gunma Bank, Ltd. and Daishi Hokuetsu Financial Group, Inc. March 26, 2026 Gunma Bank Daishi Hokuetsu Financial Group

INDEX Contents Introduction (Brand Story) 1. Outline of Integrated Holding Company 2. Philosophy of the New Financial Group 3. Purpose of the Business Integration 4. Overview of the Business Integration 5. Governance and Organizational Structure of the New Financial Group 6. Quantitative Plan of the New Financial Group 7. Synergies <Reference> - Outline of Two Companies - Progress of Initiatives Undertaken since April 24, 2025 MOU

Brand Story With Two Wings, We Bring a New Wind to the Future At a time when the world is undergoing dramatic change, we want to deliver new strength to the future of our communities. Like the two symbols of the regions-the crane, evoked by the shape of Gunma prefecture, and the crested ibis that flies across the skies of Niigata-meeting in the open sky and setting out together on a new journey, the Gunma Bank and Daishi Hokuetsu Financial Group are coming together as an integrated company to envision the future together. Building on the trust and track record each bank has cultivated over many years, we will cross prefectural boundaries, connect our regions to the future, and deliver value that goes beyond the traditional scope of finance. As two wings come together as one, we hope to bring a new wind to the future of our communities. This is our story and our promise-to Gunma and Niigata, and to everyone associated with the two regions.

1. Outline of Integrated Holding Company Trade Name: Gunma Niigata Financial Group, Inc. Abbreviation: GNFG Representative: (planned) Michiro Ueguri (currently President and Representative Director of Daishi Hokuetsu Financial Group) Chairman and Representative Director Akihiko Fukai (currently President and Representative Director of Gunma Bank) President and Representative Director (Group CEO) Head Office: Tekko Building, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo Corporate Mark: GNFG The logo design depicts the two symbols of the regions-the crane, evoked by the shape of Gunma prefecture, and the crested ibis that flies across the skies of Niigata-meeting in the open sky and setting out together on a new journey. It expresses our commitment to crossing prefectural boundaries, connecting our regions to the future, and delivering value that goes beyond the traditional scope of finance. 3

2. Philosophy of the New Financial Group MISSION Creating the Future of Our Communities with Two Wings VISION Becoming a Regional Solutions Group that, grounded in trust, goes beyond the scope of finance to connect and deliver value. VALUES (1) Four-way satisfaction We act to enhance the well-being and prosperity of our customers and communities, our company, our colleagues and business partners, and our shareholders. (2) Integrity We work with integrity as professionals, steadily building unwavering trust. (3) Challenge We continue to take on challenges without fear of failure, creating a new wind for the future of our communities. (4) Co-creation We connect people, goods, and services across regions, creating new value through the power of solutions. Based on the results of more than 3,400 survey responses collected from employees of both companies (on what the New Financial Group should aim for and the values it should uphold), the two companies held extensive discussions and decided on the above. 4

3. Purpose of the Business Integration Gunma Bank Outstanding Strength One of the top regional banks in ROE [High capital efficiency] Loan origination capability beyond the prefecture Control of risk and expenses (RORA management, low OHR) Common Strengths Solid Customer Base Local Information and Network Solid Financial Foundation Maximization of Top-line Synergy Daishi Hokuetsu Financial Group Outstanding Strength One of the top regional banks in non-interest income [High solution capability] Product strength, solution-driven advisory excellence and group collaboration capability (M&A, foreign exchange derivatives, etc.) Stepping up to become a financial group that constitutes one of the top regional banks in terms of both scale and quality of management by building on the common strengths of both companies and complementing them with each party's outstanding strengths to realize top-line synergies and further sophisticate management and governance As a result, we aim to enhance the well-being and prosperity of all stakeholders, including our customers and communities, employees and business partners, and shareholders. 5

4. Overview of the Business Integration Before the Business Integration Shareholders Share exchange Shareholders Share exchange ratio 1:1.125(*) Daishi Hokuetsu Financial Group (Trade name to be changed) Gunma Bank Daishi Hokuetsu Bank * For each share of Gunma Bank's common stock, 1.125 shares of Daishi Hokuetsu Financial Group's common stock will be allotted and delivered. Schedule of Share Exchange March 26, 2026 (today) Board resolution of two companies Signing of Share Exchange Agreement and Business Integration Agreement September 30, 2026 (planned) Record date of extraordinary shareholders' meeting of two companies December 23, 2026 (planned) Extraordinary shareholders' meeting of two companies March 29, 2027 (planned) Last trading day of Gunma Bank's shares March 30, 2027 (planned) Delisting of Gunma Bank April 1, 2027 (planned) Effective date of share exchange After the Business Integration Shareholders of two companies New Financial Group (After change of Daishi Hokuetsu Financial Group's trade name) Gunma Bank Daishi Hokuetsu Bank There is no plan to merge The Gunma Bank and Daishi Hokuetsu Bank. Both banks will continue to operate as subsidiaries of the integrated holding company. Also, we have no plans to consolidate or close any branches due to the business integration. There will be no changes to either bank's trade name, corporate mark, head office location, etc. After the business integration, we will optimize the group structure and aim for increased sophistication in management. 6

5. Governance and Organizational Structure of the New Financial Group The fundamental principles of the business integration is mutual trust and equal integration. We will optimize governance and our organizational structure and work to enhance corporate value. Organizational Structure of Integrated Holding Company Around 100 staff will be assigned to serve as the core team for the integrated holding company's operations, to lead the entire group by formulating the group's management policies and plans and strengthening risk management. General Meeting of Shareholders Board of directors 13 Directors (6 inside directors and 7 outside directors) *3 inside directors will be nominated by each bank Audit and Supervisory Committee 4 members (all outside directors? *Separately, an executive officer-level secretary-general and assistant secretary-general will be appointed to assist members' duties. Nominating/Compensation Committees 2 Representative Directors (Chairperson/ President) 7 Outside Directors President Secretarial Office Executive Management Committee To establish multiple committees to deliberate on important matters Audit Dept. Audit planning; integration of audits of subsidiary banks Corporate Planning Dept. Planning; organizational design; sustainability; DX; IR; finance Regional Revitalization Strategy Dept. Business planning; regional revitalization; new business development Risk Management Dept. Risk management; compliance; unification of risk programs of subsidiary banks Business Management Dept. HR; general affairs; unification of HR programs System Administration Dept. System investment planning; unification of systems and administration 7

6. Quantitative Plan of the New Financial Group To achieve "maximization of top-line synergies," which is one of the key objectives of the business integration, we will aim to deliver net income of over 140 billion yen and ROE of over 10.5% in the fiscal year ending March 2030 (three years after the business integration) Net Income (bil yen) Before PMI (Post Merger Integration) Gunma Niigata Financial Group First Mid-Term Business For sustainable growth Launch of new financial group GNFG Target level in FYE3/2030(target) Net Income over 140 bil yen ROE over 10.5? In 4 years ? over 50 bil yen 140 91 Combined total of two companies in FYE3/2026 (estimate) 91 bil yen Gunma Bank Growth with "Purpose" Daishi Hokuetsu Financial Group "Stage for a leap forward" Through the two synergies described on the following pages, we will create a virtuous cycle of economic value (profits of Gunma Niigata FG) and social value (greater prosperity for our communities and customers) and pursue sustainable growth. * Interest-rate assumption: Policy rate of 1.25% (From December 2027) * Details of the quantitative plan will be announced in a future mid-term management plan. 2026/3 2027/3 2028/3 2029/3 2030/3 8

7. Synergies (I) Scale x Know-How We will seek to increase net interest income and non-interest business profits (to realize top-line synergies) by expanding our scale (including our service area, total assets, risk-taking capacity, and human capital) through the business integration and combining each other's strengths (know-how). Wider Region (beyond the prefecture) Areas where Gunma Bank is stronger <Synergy Initiatives> Shared RORA management Leveraging risk-taking capacity Expanding initiatives for syndicated loans Joint initiatives in SF and XB Strengthen through collaboration Areas with growth potential due to integration <Synergy Initiatives> Leveraging Gunma Bank's network (including overseas offices) M&A and business succession support across a wider region Business matching service across a wider region Mutual client referrals Know-How (Income from loans) Strengthen by complementing each other Know-How (Non-interest income) Core areas of two companies By strengthening our management foundation through the business integration, we will continue to a leader in financial intermediary services in our communities. <Synergy Initiatives> Development of common corporate products and expansion of loan product lineup Creating funding demand through joint initiatives to address regional challenges Strengthen through collaboration Areas where Daishi Hokuetsu FG is stronger <Synergy Initiatives> Sharing consulting know-how Strengthening solutions for corporate owners Sharing know-how of securities subsidiaries Leveraging external resources Local Region (within the prefecture) By pursuing Synergies (II) described in the next page, we aim to achieve sustainable growth in our local region (within the prefecture). 9

7. Synergies (II) Region x Challenge

- Building regional ecosystems : Building a virtuous cycle in our communities, with the new financial group serving as a hub and collaborating with external partners.

①Ecosystem that enhances the sustainability of regional industries

- Business succession
- Talent referral
- Industry reorganization
- Formation and utilization of regional funds
- Open innovation

②Ecosystem that enhances regional productivity

- Expansion of BPO business
- Support for digitalization
- AI adoption
- Joint back-office operations among regional financial institutions

③Ecosystem that enriches life in our communities

- Promoting cashless payments
- Leveraging payments data and circulating local information
- Promoting local products (functioning as a regional trading company)



New Financial Group
Local businesses
(Leveraging entrepreneur networks)
Local government
Solution
Local residents
Regional challenges
(Population decline; sustainability of industries)
Universities
Partners outside the prefecture
Arrangement
Overseas partners
Building relationships
Regional design company
(to be established)
Building relationships

Important mechanism for accelerating ecosystem building

④Ecosystem that sustains regional infrastructure

- Cross-regional/ cross-sector collaboration with local governments
- Promoting renewable energy
- Rebuilding regional medical care systems
- Tourism infrastructure (e.g., transportation, personnel, revitalization)

⑤Ecosystem that leverages global capabilities for our communities

- Leveraging overseas talent and know-how → arranging deals for regional projects
- Investments and financing overseas, and inbound investment from overseas
- Supporting overseas expansion and developing distribution channels
- Approaching and attracting overseas companies

Goal: Collaborate with external partners from the initial stage to address regional challenges, which will enhance regional sustainability while creating new needs and revenue opportunities.

10

Reference

Reference: Outline of Two Companies

A financial group that constitutes one of the top regional banks

Gunma Bank

Head Office	Maebashi, Gunma
Establishment	September 1932
Total Assets (Consolidated)	10,773.2 billion yen
Deposits	8,788.3 billion yen
Loans	7,158.5 billion yen
Assets under Custody(Consolidated)	1,451.3 billion yen
Net Income (Consolidated)	55.0 billion yen
Market Capitalization	856.1 billion yen
Employees (Consolidated)	2,979
Banking locations	Japan: 106, Overseas: 4
Group Companies	Financial sector: Bank, securities, lease, credit card, credit guarantee, fund management Non-financial sector: Consulting/regional trading, system development,transportation & maintenance

DAISHI HOKUETSU Financial Group

Head Office	Niigata, Niigata
Establishment	November 1873
Total Assets (Consolidated)	10,782.9 billion yen
Deposits	8,589.8 billion yen
Loans	5,879.2 billion yen
Assets under Custody(Consolidated)	1,826.8 billion yen
Net Income (Consolidated)	36.0 billion yen
Market Capitalization	535.5 billion yen
Employees (Consolidated)	3,530
Banking locations	Japan: 135, Overseas: 1
Group Companies	Financial sector: Bank, securities, lease, credit card, credit guarantee, fund management Non-financial sector: Consulting/research, system development, recruiting agency, regional trading

New Financial Group (Simple sum)

Total Assets (Consolidated)	**21,556.1 billion yen**
Deposits	**17,378.1 billion yen**
Loans	**13,037.7 billion yen**
Assets under Custody (Consolidated)	**3,278.1 billion yen**
Net Income (consolidated)	**91.0 billion yen**
Market Capitalization	**1,391.6 billion yen**
Employees (Consolidated)	**6,509**
Banking locations	**Japan: 241 Overseas :5**
Group companies (Business domains)	**11 businesses**

Gunma Bank Market Share within Gunma Prefecture	Share of deposits	**38%**
	Share of Loans	**34%**
DAISHI HOKUETSU Financial Group Market Share within Niigata Prefecture	Share of deposits	**43%**
	Share of Loans	**50%**

※Total assets, deposits, loans and assets under custody: As of December 31,2025; Net income: FYE3/2026 (estimate); Market capitalization: As of February 27, 2026
Employees, banking locations, group companies: As of September 30, 2025; Market share in prefecture: (Source) Finance Journal "Finance Map 2026" (March 31, 2025)

12

Reference: Progress of Initiatives Undertaken since April 24, 2025 MOU The two companies have held discussions at various organizational levels with a view to reaching a definitive agreement and pursuing integration synergies. Integration Preparatory Committee Led by the top management of the two companies, the committee has met 8 times to date to discuss key matters. Specialist Subcommittees Ten subcommittees (including corporate planning, sales, system administration, and risk management) were set up to conduct Fit & Gap analyses and consider standardizing operations and way to realize synergies. To date, 87 subcommittee meetings have been held. To realize synergies at an early stage, the period from October 2025 to March 2026 was designated as "Pre-Action 180," and efforts were made to align employees' mindsets ("mindset integration") and to launch studies for "operational integration" aimed at upgrading our operations. Mindset Integration We held joint training sessions and co-hosted events, and carried out an employee survey on the business integration (with responses from more than 3,400 employees). Joint training sessions by business level/function (e.g., branch manager training, women's management training, overseas training sessions) Regular distribution of joint newsletters Viewing regional sports game together (with more than 1,200 participants) Co-hosting the "Gunma-Niigata Marche" Operational Integration We began examining the standardization of functions such as risk management, revenue management, and auditing, and launched joint research on the use of generative AI. After signing of the definitive agreement (after April 2026), we will accelerate discussions on joint initiatives, such as in the area of sales, so that we can deliver top-line synergies immediately after the integration. 13

Regarding the U.S. Securities Act If the Business Integration is executed, it is planned that Daishi Hokuetsu Financial Group will file a Form F-4 registration statement with the SEC in connection with the Business Integration. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of Gunma Bank before the date of the shareholders meeting at which voting rights will be exercised to approve the proposed Business Integration. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Two Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Business Integration before exercising voting rights in relation to the Business Integration at the Gunma Bank's shareholders meeting. All documents filed with the SEC in connection with the Business Integration will be made available, free of charge, on the SEC's website (www.sec.gov) after they have been filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information below. Company name: Daishi Hokuetsu Financial Group Address: 1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata Phone: +81-25-224-7111 Cautionary Statement Concerning Forward-Looking Statements This document contains forward-looking statements regarding a business integration between Gunma Bank and Daishi Hokuetsu Financial Group and its outcome. These forward-looking statements are presented using the words "anticipates," "aims," "will," "risk," "might," and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Two Companies' actual respective business performances to differ materially from the forward-looking statements contained herein. The Two Companies do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Two Companies (or the post-integration group) in public announcements in Japan and SEC filings. Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below. - Failure to obtain the necessary shareholder meeting approval for the Business Integration - Failure to obtain the necessary permits and approvals for the Business Integration, or failure to fulfill other terms and conditions for the execution of the Business Integration - Impact of changes in laws, accounting standards, or the business environment applicable to the Two Companies - Challenges in implementing the business strategies of the Two Companies - Impact of changes in general economic or industry conditions, including financial market instability - Other risks related to the execution of the Business Integration 14

Contact Information Gunma Bank Corporate Planning Department TEL +81-27-252-1111 Daishi Hokuetsu Financial Group Group Strategy Promotion Division TEL +81-25-224-7111 This document contains forward-looking statements. Such statements do not guarantee future performance and are subject to risks and uncertainties. Please note that future performance may differ from targets due to changes in the business environment and other factors. The form of the Business Integration is subject to change based on ongoing and future discussions and considerations between the two companies.